FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of September 2005

                         Commission File Number: 1-14396


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)


         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
         ---------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

         Announcement, dated September 2, 2005, by the Registrant disclosing Continuing Connected Transactions.


                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1             Announcement, dated September 2, 2005, by the Registrant    5
                disclosing Continuing Connected Transactions

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: September 6, 2005             By:  /s/ Peter Jackson
                                         ------------------------------
                                         Peter Jackson
                                         Chief Executive Officer

EXHIBIT 1.1
-----------

THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.

                       [GRAPHIC OMITTED][LOGO - AsiaSat]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (STOCK CODE: 1135)

              TRANSACTIONS TRANSPONDER UTILISATION AGREEMENTS WITH
                            CITIC GUOAN INFORMATION
                            INDUSTRY COMPANY LIMITED

--------------------------------------------------------------------------------
On 31 August 2005 and 16 June 2005, AsiaSat, a subsidiary of the Company, entered into two transponder utilisation agreements with CITIC Guoan, to renew the transponder utilisation agreement on AsiaSat 3S which has expired on 30 June 2005 and to lease additional transponder capacity from the transponders on AsiaSat 2 for use respectively.

CITIC Guoan is an associate of CITIC Group. CITIC Group indirectly controls 50% of the voting rights of Bowenvale Limited, which in turn holds an approximately 68.9% interest in the Company. Accordingly, CITIC Guoan is a connected person of the Company for purpose of the Listing Rules, and the Transponder Utilisation Agreements constitute continuing connected transactions for the Company.

The utilisation fees to be paid by CITIC Guoan to AsiaSat under the Transponder Utilisation Agreements will exceed 0.1% of the revenue ratio calculated pursuant to Rule 14.07(3) of the Listing Rules but no percentage ratio will exceed 2.5%. As such, the Transponder Utilisation Agreements are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules, and will be subject to the annual review requirement under Rules 14A.37 to 14A.41 and the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules.
--------------------------------------------------------------------------------

1.    A3S TRANSPONDER UTILISATION AGREEMENT

      DATE

      31 August 2005

      PARTIES

      (1)   AsiaSat, a wholly-owned subsidiary of the Company.
      (2) CITIC Guoan, an associate of CITIC Group and a connected person of the Company for purpose of the Listing Rules.

      TERM

      An initial fixed term of one (1) year from 1 July 2005 until 30 June
      2006 ("A3S UTILISATION PERIOD"), which can be extended by CITIC Guoan for another year by serving a notice on AsiaSat before 1 April 2006.

      CITIC Guoan may cancel the A3S Transponder Utilisation Agreement:

      (a) by not less than three (3) calendar months' written notice to AsiaSat before the effective date of termination; and

      (b) by paying to AsiaSat an amount equal to the greater of (i) the utilisation fee (see below) for three (3) months or (ii) 20% of the aggregate utilisation fee payable for the period from the effective date of termination to the end of the A3S Utilisation Period.

      NATURE OF THE TRANSACTION

      The A3S Transponder Utilisation Agreement is a renewal agreement of the transponder utilisation agreement between AsiaSat and CITIC Guoan on AsiaSat 3S which has expired on 30 June 2005. Under this new A3S Transponder Utilisation Agreement, AsiaSat will continue to allocate to CITIC Guoan and allow CITIC Guoan to use the transponder capacity on the transponder on AsiaSat 3S but with respect to a smaller transponder capacity in accordance with the terms of the A3S Transponder Utilisation Agreement. CITIC Guoan is one of the customers of the Company using the transponder capacity on AsiaSat 3S.

      UTILISATION FEE AND THE CAP

      According to the terms of the A3S Transponder Utilisation Agreement, CITIC Guoan has agreed to pay US$247,500 as the utilisation fee for the use of the transponder capacity of 7.5 MHz during the period from 1 July 2005 to 30 June 2006, which was arrived at based on arm's length negotiation between the parties. The utilisation fee shall be paid by two installments of US$123,750 each. The first installment will be paid within 20 days after the date of the A3S Transponder Utilisation Agreement and the second installment by 1 January 2006. The utilisation fee under the previous A3S transponder utilisation agreement entered into between AsiaSat and CITIC Guoan on 16 December 2004 for the use of the transponder capacity of 9 MHz during the period from 1 July 2004 to 30 June 2005 was US$320,000.

      The Company proposes to set the maximum aggregate annual utilisation fee under the A3S Transponder Utilisation Agreement at US$247,500 (approximately HK$1,930,500) (the "A3S CAP") for the financial year ending 31 December 2006.

2.    A2 TRANSPONDER UTILISATION AGREEMENT

      DATE

      16 June 2005

      PARTIES

      (1)   AsiaSat, a wholly-owned subsidiary of the Company.
      (2) CITIC Guoan, an associate of CITIC Group and a connected person of the Company for purpose of the Listing Rules.

      TERM

      An initial fixed term of one (1) year from 1 June 2005 until 31 May 2006 ("A2 UTILISATION PERIOD"), which can be extended by CITIC Guoan for another year by serving a notice on AsiaSat before 1 March 2006.

      CITIC Guoan may cancel the A2 Transponder Utilisation Agreement by not less than one (1) calendar month's written notice to AsiaSat before the effective date of termination. AsiaSat will refund the utilisation fee paid (see below) for the remaining unused term one (1) calendar month after termination.

      NATURE OF THE TRANSACTION

      The A2 Transponder Utilisation Agreement is a separate and additional agreement to the existing transponder utilisation agreement on AsiaSat 2 between the two parties on 16 December 2004. Under this new A2 Transponder Utilisation Agreement, AsiaSat will allocate to CITIC Guoan and allow CITIC Guoan to use additional transponder capacity on the transponder on AsiaSat 2 in accordance with the terms of the A2 Transponder Utilisation Agreement.

      UTILISATION FEE AND THE CAP

      According to the terms of the A2 Transponder Utilisation Agreement, CITIC Guoan has agreed to pay US$20,000 as the utilisation fee for the use of the transponder capacity during the period from 1 June 2005 to 31 May 2006, which was arrived at based on arm's length negotiation between the parties. The utilisation fee shall be paid by four installments of US$5,000 each, the first of which was paid on 16 August 2005 and the final instalment will be paid on 1 March 2006.

      The Company proposes to set the maximum aggregate annual utilisation fee under the A2 Transponder Utilisation Agreement at US$20,000 (approximately HK$156,000) (the "A2 CAP", together with the A3S Cap, the "CAPS") for the financial year ending 31 December 2006.

2.    BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

      CITIC Guoan has been a customer of the Group and leases transponder capacity from the Group since 1 January 1992, long before the initial listing of the Company's shares on the Stock Exchange in June 1996. The Board considers that the continuation of such leasing arrangements with CITIC Guoan will be beneficial to the business of the Group. The Caps have been set with reference to the utilisation fees under the Transponder Utilisation Agreements.

      The Board (including the independent non-executive directors) considers that the terms of the Transponder Utilisation Agreements and the Caps are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

3.    GENERAL

      The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets.

      CITIC Guoan is engaged in provision of VSAT (Very Small Aperture Terminal) service.

      CITIC Guoan is an associate of CITIC Group. CITIC Group indirectly controls 50% of the voting rights of Bowenvale Limited, which in turn holds an approximately 68.9% interest in the Company. Accordingly, CITIC Guoan is a connected person of the Company for purpose of the Listing Rules, and the Transponder Utilisation Agreements constitute continuing connected transactions for the Company.

      The utilisation fee to be paid by CITIC Guoan to AsiaSat under the A2 Transponder Utilisation Agreement will not exceed 0.1% of each of the percentage ratio calculated pursuant to Rule 14.07 of Listing Rules. Accordingly, the A2 Transponder Utilisation Agreement is exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.33 of the Listing Rules. The utilisation fees to be paid by CITIC Guoan to AsiaSat under the Transponder Utilisation Agreements when taken together will exceed 0.1% of the revenue ratio calculated pursuant to Rule 14.07(3) of the Listing Rules but no percentage ratio will exceed 2.5%. As such, the Transponder Utilisation Agreements are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules, and will be subject to the annual review requirement under Rules 14A.37 to 14A.41 and the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules.

4.    DEFINITIONS

      In this announcement, unless the context otherwise requires, the following terms have the following meanings:

      "A2 Transponder            an agreement relating to the leasing of
      Utilisation Agreement"     transponders on AsiaSat 2 dated 16 June 2005
                                 between AsiaSat and CITIC Guoan;

      "A3S Transponder           an agreement relating to the leasing of
      Utilisation Agreement"     transponders on AsiaSat 3S dated 31 August 2005
                                 between AsiaSat and CITIC Guoan;

      "AsiaSat"                  Asia Satellite Telecommunications Company
                                 Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;

      "AsiaSat 3S"               AsiaSat 3S, a geostationary satellite launched
                                 in 1999 and located at the 105.5(0)E, carrying
                                 28 C-band and 16 Ku-band transponders;

      "Board"                    the board of directors of the Company;

      "CITIC Guoan" CITIC Guoan Information Industry Company Limited, a company incorporated in the PRC and an associate of CITIC Group (in which CITIC Group has a 40.18% effective equity interest), which indirectly controls 50% of the voting rights of Bowenvale Limited, which in turn holds an approximately 68.9% interest in the Company;

      "Company"                  Asia Satellite Telecommunications Holdings
                                 Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock
                                 Exchange;

      "Group" the Company and its subsidiaries (as defined under the Listing Rules);

      "HK$" Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the People's Republic of China;

      "Listing Rules"            Rules Governing the Listing of Securities on
                                 The Stock Exchange of Hong Kong Limited;

      "PRC"                      People's Republic of China;

      "Shareholders"             the shareholders of the Company from time to
                                 time;

      "Stock Exchange"           The Stock Exchange of Hong Kong Limited;

      "Transponder               collectively, the A3S Transponder Utilisation
      Utilisation Agreements"    Agreement and the A2 Transponder Utilisation
                                 Agreement;

      "US$" United States dollars, the lawful currency of the United States of America; and

      "%"                        percentage.

As at the date of this announcement, the Board comprises the following persons:

EXECUTIVE DIRECTORS:

Mr. Peter JACKSON (CHIEF EXECUTIVE OFFICER)
Mr. William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)

NON-EXECUTIVE DIRECTORS:

Mr. Romain BAUSCH (CHAIRMAN)                   Mr. MI Zeng Xin (DEPUTY CHAIRMAN)
Mr. Robert BEDNAREK                            Mr. DING Yu Cheng
Mr. KO Fai Wong                                Mr. JU Wei Min
Mr. Mark RIGOLLE

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Prof. Edward CHEN                              Mr. R. Donald FULLERTON
Mr. Robert SZE

                                        By Order of the Board

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                                 DENIS LAU
                                            COMPANY SECRETARY

Hong Kong, 2 September 2005

THE EXCHANGE RATE OF US$ TO HK$ QUOTED IN THIS ANNOUNCEMENT ADOPTS A RATE OF US$1 EQUIVALENT TO HK$7.8.